BB 2/13



07004143

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48125

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MPI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Poor Farm Road
(No. and Street)

Princeton (City) NJ (State) 08540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James T. Dwyer III 609-924-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercadien, P.C. (Formerly Druker, Rahl & Fein)
(Name – *if individual, state last, first, middle name*)

P.O. Box 7648 (Address) Princeton (City) NJ (State) 08543-7648 (Zip Code)

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KT 3/14

OATH OR AFFIRMATION

I, James T. Dwyer III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MPI Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to me this

26th day of February 2007

Signature

President

Title

Notary Public

REBECCA L. FORSBERG
Notary Public of New Jersey
My Commission Expires February 15, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MPI SECURITIES, INC.

Financial Statements
and
Supplementary Information

Year Ended December 31, 2006

MPI SECURITIES, INC.

Table of Contents

Year Ended December 31, 2006


MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
A Mercadien Group Company

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of
MPI Securities, Inc.

We have audited the accompanying statement of financial condition of MPI Securities, Inc. (the "Company") as of December 31, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MPI Securities, Inc. as of December 31, 2006, and the results of its operations, changes in stockholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page eight is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mercadien, P.C.
Certified Public Accountants

February 21, 2007

Pennsylvania Office:
86 Buck Road
Holland, PA 18966
215-355-4860

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

MPI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$ 33,520
Accounts receivable, net of allowance for uncollectible accounts of $15,000	23,346
Prepaid expenses	5,354
Total Assets	$ 62,220

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Income taxes payable	$ 250
Stockholders' Equity	
Common stock, no par value; 5,000 shares authorized and issued; 3,736 shares outstanding	36,146
Additional paid-in capital	21,819
Retained earnings	12,567
Treasury stock, 1,264 shares at cost	(8,562)
Total Stockholders' Equity	61,970
Total Liabilities and Stockholders' Equity	$ 62,220

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF INCOME

Year Ended December 31, 2006

Revenues	
Consulting fees	$ 595,720
Income before other income and provision for state income taxes	
Management fees	49,257
Consulting fees	342,875
Professional fees	25,697
Licensing fees	8,254
Office expense	4,613
Research	619
Commission expense	68,061
Advertising	13,118
Other employee benefits	1,000
Insurance	380
Travel and entertainment	13,450
Total operating expenses	527,324
Income from operations	68,396
Interest income	1,228
Income before provision for state income taxes	69,624
Provision for state income taxes	500
Net income	$ 69,124

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2006

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances, January 1, 2006	4,386	$ 36,146	$ 27,686	$ 20,044	$ (4,159)	$ 79,717
Net income	-	-	-	69,124	-	69,124
Dividends paid	-	-	-	(76,601)	-	(76,601)
Reissuance of treasury stock	350	-	3,159	-	2,371	5,530
Purchase of treasury stock	(1,000)	-	(9,026)	-	(6,774)	(15,800)
Balances, December 31, 2006	3,736	$ 36,146	$ 21,819	$ 12,567	$ (8,562)	$ 61,970

See notes to financial statements.

MPI SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

Cash Flows from Operating Activities	
Net income	$ 69,124
Adjustments to reconcile income from operations to net cash provided by operating activities	
Allowance for uncollectible accounts	15,000
Changes in assets and liabilities	
Other receivables	(31,324)
Prepaid expenses	(109)
Accounts payable	(9,673)
Net cash provided by operating activities	43,018
Cash Flows from Financing Activities	
Dividends paid	(76,601)
Reissuance of treasury stock	5,530
Purchase of treasury stock	(15,800)
Net cash used in financing activities	(86,871)
Net decrease in cash	(43,853)
Cash, beginning of year	77,373
Cash, end of year	$ 33,520
Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for income taxes	$ 500

See notes to financial statements.

MPI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

MPI Securities, Inc. (the "Company") was incorporated on January 26, 1995, and is a broker-dealer located in Princeton, New Jersey. The Company is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey, as well as the securities commissions of other states, and is a member of the National Association of Securities Dealers, Inc.

The Company provides merger and acquisition advisory and private placement consulting services to clients throughout the United States.

15c3-3 Exemption

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. A broker-dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as a Special Account for the Exclusive Benefit of Customers of the Company, is qualified to operate under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Broker-dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Cash

For the purpose of the statement of cash flows, cash includes time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Income Taxes

The Company has elected, with the approval of its stockholders, "S" Corporation status for federal and state income tax purposes; thus, the income is taxed to each of the stockholders. With the exception of certain state corporate income taxes, no provision has been made for corporate income taxes in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect certain related amounts and disclosures. Accordingly, actual results could differ from those estimates.

MPI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

B. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2006, the Company had net capital of $33,270, which exceeded its requirements of $5,000 by $28,270.

C. MAJOR CUSTOMERS

Eight customers account for almost 100% of the Company's total revenues. One of the customers accounts for 74% of the total revenue.

D. RELATED PARTY TRANSACTIONS

Management Planning, Inc. ("MPI"), an affiliate, provides management services to the Company and is reimbursed based on actual expenditures incurred and allocated overhead. Actual expenditures incurred by MPI include amounts paid to MPI employees for finder fees and bonuses, both of which are associated with the Company's consulting fees, as well as related salaries of MPI employees if certain revenue metrics are achieved. Management fee and consulting fee expenses for the year totaled $460,194.

E. ADVERTISING

Advertising costs for business promotion are charged to operations when incurred and totaled $13,118 for the year.

SUPPLEMENTARY INFORMATION

MPI SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of December 31, 2006

Stockholders' equity	$ 61,970
Deductions: non-allowable assets	
Other receivables	(23,346)
Prepaid expenses	(5,354)
Non-allowable assets	(28,700)
Net capital	33,270
Minimum capital requirement	5,000
Net capital in excess of minimum requirement	$ 28,270
Aggregate indebtedness	$ 250
Ratio of aggregate indebtedness to net capital	0.0075 to 1



Certified Public Accountants
A Mercadien Group Company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of
MPI Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of MPI Securities, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the Company's practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Pennsylvania Office:
86 Buck Road
Holland, PA 18966
215-355-4860

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be considered material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition under which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that at December 31, 2006, the Company's practices and procedures were adequate to meet the SEC's objectives.

This report recognizes that it is not practical in an organization of the Company's size to achieve all of the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Marcadia, P.C.
Certified Public Accountants

February 21, 2007

END